SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2024

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni: Resolutions of the Shareholders’ Meeting 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name: Paola Mariani
Title: Head of Corporate
Secretary’s Staff Office

Date: May 15, 2024

Eni: Resolutions of the Shareholders’ Meeting 2024

•	approval of Eni S.p.A. 2023 Financial Statements
•	allocation of 2023 net profit equal to €3.272 billion to the available reserve
•	total dividend 2024 per share of €1
•	approval of the Employee Stock Ownership Plan 2024-2026
•	approval of the remuneration policy 2024 and resolution in favour of the remuneration paid in 2023
•	authorization to the Board of Directors for the purchase and disposal of Eni treasury shares
•	potential use of available reserves for and in place of the 2024 dividend
•	authorization to the Board of Directors to cancel treasury shares that will be purchased for the purpose of remunerating the Shareholders within the new buyback programme

Rome, 15 May 2024 – The Ordinary and Extraordinary Meeting of Eni’s Shareholders, held today, resolved the following:

(ordinary part)

•	to approve the statutory financial statements at December 31, 2023 of Eni S.p.A. which report a net profit amounting to €3,272,366,066.40;
•	to allocate the net profit for the period of €3,272,366,066.40 to the available reserve;
•	pursuant to and for the purposes of Art. 114-bis of the Consolidated Law on Financial Intermediation and of Art. 2357- ter of the Italian Civil Code:
-	to approve the Employee Stock Ownership Plan 2024-2026 (“ESOP”), in favour to Eni employees in general, under the conditions set forth in the Informative Document made available to the Shareholders’ Meeting, granting the Board of Directors all the powers needed to implement the ESOP, also through persons delegated for this purpose;
-	to authorize the Board of Directors to dispose of up to 10.5 million treasury shares to serve the implementation of the ESOP, of which: i) 4.1 million already in the portfolio free of encumbrances, of which 2.9 million were originally allocated to the previous 2020-2022 ILT Share Plan and not used; ii) 6.4 million arising from the share buyback programme authorised by the today Shareholders’ Meeting;

•	to authorise the Board of Directors - pursuant to and for the purposes of Art. 2357 of the Italian Civil Code - to proceed with the purchase of treasury shares of the Company, in multiple tranches, for a period up to the end of April 2025, for the purposes referred to in the Explanatory Report of the Board of Directors, within the terms and on the conditions set out below:
-	the maximum number of shares to be purchased is equal to. 328,000,000 ordinary shares for a total outlay of up to € 3.5 billion, of which:
▪	up to a maximum of 321,600,000 shares for the purpose of remunerating Shareholders;
▪	up to a maximum of 6,400,000 shares allocated to serve the ESOP;
-	the purchases must be carried out within the limits of distributable profit and available reserves as reported in the most recent regularly approved financial statements. Part of the available reserves or distributable profits will be restricted by attribution to a specific reserve as long as the treasury shares are in the portfolio;
-	the purchases shall be made at a price to be determined on a case-by-case basis, having regard to the procedures selected to execute the transaction and in compliance with any regulatory requirements and current accepted market practices, if applicable, which shall not be more than 10% lower or greater than the official price registered by the Eni S.p.A.’s stock in the trading session of the Euronext Milan, organised and operated by Borsa Italiana S.p.A., on the day before each individual transaction;
-	purchases of treasury shares shall be executed in such a manner as to ensure equal treatment of Shareholders and in compliance with any regulatory requirements and current accepted market practices and specifically:
▪	on regulated markets in accordance with the operating procedures established in the rules on the organisation and operation of the markets themselves, which do not permit the direct matching of bids with predetermined offers;
▪	with the procedures established by market practices accepted by Consob pursuant to Art. 13 of Regulation (EU) no. 596/2014, if applicable;
▪	under the conditions specified in Art. 5 of Regulation (EU) no. 596/2014, as specified in this proposed resolution;
•	to authorise the Board of Directors – under the terms and for the purposes of Art. 2357-ter of the Italian Civil Code – to proceed with the disposal, at one or more times, of all or part of the treasury shares in the portfolio other than those purchased for the purpose of remunerating the Shareholders, even before arriving at the maximum quantity of shares that can be purchased. The sale and/or the actions of disposal and/or use of the treasury shares in the portfolio may occur for the purposes indicated above:

-	according to the methods and time frames defined by the ESOP and for any excess according to the methods considered most appropriate and in line with the Company’s interests and in compliance with current regulations and, if applicable, current accepted market practices;
-	according to the terms and conditions established each time by the Board of Directors, in accordance with the purposes pursuant to this authorisation, complying with any limits provided for in the current regulations and in any applicable accepted market practices that may be applicable;
•	with reference to the authorisation for the purchase and disposal of treasury shares, to confer on the Board of Directors – with the right to delegate to the Chief Executive Officer and to sub-delegate by the same – any power necessary to execute the resolutions referred to in the previous points, taking all actions required, appropriate, instrumental and/or connected with the successful execution of those resolutions, as well as to provide the market disclosure required by legislation, including EU rules, and current accepted market practices that may be applicable;
•	in accordance with the Shareholders' Remuneration Policy approved by the Board of Directors of Eni S.p.A. on March 13, 2024:
-	to approve the distribution for and in place of the payment of the dividend relating to financial year 2024 of a sum of € 1 per share in tranches of an equal amount (€ 0.25 per share) in the months of September 2024, November 2024, March 2025 and May 2025[1], using the available reserves, making use, if appropriate and in the interest of the Shareholders, of the residual amount of the revaluation reserve ex Lege 342/2000, use of which was subject to resolution by the Shareholders’ Meeting of May 10, 2023;
-	to delegate the Board of Directors to implement the above resolutions, verifying from time to time the existence of the legal conditions for the purposes of distributing the reserve;
•	to approve the first section and to resolve in favour of the second section of the Report on remuneration policy 2024 and remuneration paid in 2023 provided by Art. 123-ter of Legislative Decree No. 58/1998 (Consolidated Law on Financial Intermediation);

(extraordinary part)

•	to authorise the Board of Directors to cancel up to a maximum of no. 321,600,000 treasury shares with no nominal value, which will possibly be purchased on the basis of the authorisation of the Shareholders' Meeting in ordinary session today for the purpose of remunerating the Shareholders and consequent amendment of Art. 5 of the By-laws, granting the Board of Directors — with the authority to delegate to the Chief Executive Officer and for the latter to sub-delegate — all powers necessary to execute the resolution.

1 The first tranche will be paid on September 25, 2024 (ex-dividend date: September 23, 2024; record date: September 24, 2024) and the second tranche will be paid on November 20, 2024 (ex-dividend date: November 18, 2024; record date: November 19, 2024).

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com